                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-27308


                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended:  DECEMBER 31, 1999
                 ---------------------------------------------------------------

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: NOT APPLICABLE
                                ------------------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:     NOT APPLICABLE
                                                       -------------------------

                         PART I. REGISTRANT INFORMATION

Full name of registrant: AAVID THERMAL TECHNOLOGIES, INC.
                         -------------------------------------------------------
Former name if applicable: NOT APPLICABLE
                          ------------------------------------------------------
Address of principal executive office  (Street and number):
ONE EAGLE SQUARE, SUITE 509
--------------------------------------------------------------------------------
City, State and Zip Code: CONCORD, NH 03301
                         -------------------------------------------------------

                        PART II. RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





                               PART III. NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company requires additional time to file its Form 10-K as a result of the acquisition accounting adjustments required to be made as a result of its acquisition of the Thermalloy thermal management business of Bowthorpe plc in October 1999 and the subsequent acquisition of the Company by Heat Holdings Corp. in February 2000. The Thermalloy business had operations in the United States, Germany, Hong Kong, Italy, Malaysia, Mexico and the United Kingdom. As a result of these acquisitions and the Company's implementation of a consolidation of certain manufacturing facilities and offices, the Company's inability to file timely its annual report on Form 10-K for the fiscal year ended December 31, 1999 could not be eliminated by the Company without unreasonable effort or expense. The Company intends to file the subject annual report on Form 10-K no later than the fifteenth calendar day after the due date of the report.



                           PART IV. OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

     BHARATAN R. PATEL                                 (603) 224-1117
--------------------------------------------------------------------------------
          (Name)                                 (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                      -2-